UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                       WACKENHUT CORRECTIONS CORPORATION
               ------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
               ------------------------------------------------
                        (Title of Class of Securities)

                                   929798106
               ------------------------------------------------
                                (CUSIP Number)

                               Group 4 Falck A/S
                      Polititorvet, DK-1780 Copenhagen V
                              Copenhagen, Denmark
                             Tel: 011-45-7013-4343
                         Attn: Soren Lundsberg-Nielsen
       -----------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 9, 2003
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 929798106                   13D/A                      Page 2 of 12
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   1. NAME OR REPORTING PERSON

                GROUP 4 FALCK A/S

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   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) /x/

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   3. SEC USE ONLY

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   4. SOURCE OF FUNDS*

                OO

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   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Denmark
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                     7. SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.  SHARED VOTING POWER
     OWNED BY
       EACH                   0
     REPORTING
      PERSON
       WITH          ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0

                     ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

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CUSIP No. 929798106                   13D/A                      Page 3 of 12
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  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0%

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                OO
------------------------------------------------------------------------------

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CUSIP No. 929798106                   13D/A                      Page 4 of 12
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-------------------------------------------------------------------------------
   1. NAME OR REPORTING PERSON

                MILESTONE HOLDING ONE, INC.

--------- ---------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) /x/

--------- ---------------------------------------------------------------------
   3. SEC USE ONLY

--------- ---------------------------------------------------------------------
   4. SOURCE OF FUNDS*

                OO

--------- ---------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware
-------------------------------------------------------------------------------

                     7. SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.  SHARED VOTING POWER
     OWNED BY
       EACH                   0
     REPORTING
      PERSON
       WITH          ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0

                     ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
CUSIP No. 929798106                   13D/A                      Page 5 of 12
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0%

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                CO
------------------------------------------------------------------------------

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CUSIP No. 929798106                   13D/A                      Page 6 of 12
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1. NAME OR REPORTING PERSON

                THE WACKENHUT CORPORATION

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) /x/

-------------------------------------------------------------------------------
   3. SEC USE ONLY

-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*

                OO

-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Florida
-------------------------------------------------------------------------------

                     7. SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.  SHARED VOTING POWER
     OWNED BY
       EACH                   0
     REPORTING
      PERSON
       WITH          ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0

                     ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

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CUSIP No. 929798106                   13D/A                      Page 7 of 12
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0%

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                CO
------------------------------------------------------------------------------

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CUSIP No. 929798106                   13D/A                      Page 8 of 12
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-------------------------------------------------------------------------------
   1. NAME OR REPORTING PERSON

                TUHNEKCAW, INC.

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) /x/

-------------------------------------------------------------------------------
   3. SEC USE ONLY

-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*

                OO

-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                Delaware
-------------------------------------------------------------------------------

                     7. SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.   SHARED VOTING POWER
     OWNED BY
       EACH                   0
     REPORTING
      PERSON
       WITH           ----------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER

                              0

                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
CUSIP No. 929798106                   13D/A                      Page 9 of 12
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.0%

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                CO
------------------------------------------------------------------------------

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CUSIP No. 929798106                   13D/A                      Page 10 of 12
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     Group 4 Falck A/S, a company organized under the laws of Denmark ("Group
4 Falck"), Group 4 Falck's wholly owned subsidiary, Milestone Holding One, Inc., a Delaware corporation ("MHO"), MHO's wholly owned subsidiary, The Wackenhut Corporation, a Florida corporation ("TWC") and TWC's wholly owned subsidiary, Tuhnekcaw, Inc., a Delaware corporation ("Tuhnekcaw", and together with Group 4 Falck, MHO and TWC, the "Reporting Persons"), hereby file this Amendment No. 3 (this "Amendment No. 3") to amend and supplement the Statement on Schedule 13D originally filed on March 18, 2002, as amended and supplemented by Amendment No. 1 filed on May 22, 2002 and by Amendment No. 2 filed on May 7, 2003 (collectively, the "Statement") with respect to the beneficial ownership by the Reporting Persons of 12,000,000 shares (the "Subject Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Wackenhut Corrections Corporation, a Florida corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 3. Except as amended and supplemented hereby, the Statement remains in full force and effect.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As disclosed in Items 4 and 6 of Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on May 7, 2003, Group 4 Falck, TWC and Tuhnekcaw entered into a Share Purchase Agreement, dated as of April 30, 2003 (the "Share Purchase Agreement"), with the Issuer pursuant to which Group 4 Falck, TWC and Tuhnekcaw agreed to sell all of the Subject Shares to the Issuer pursuant to the terms and conditions of the Share Purchase Agreement. On July 9, 2003 (the "Closing Date"), the Issuer consummated the purchase of the Subject Shares from Group 4 Falck, TWC and Tuhnekcaw for an aggregate purchase price of $132,000,000. In connection with the closing of the transactions contemplated by the Share Purchase Agreement: (1) the WCC Agreement was terminated; (2) the two representatives of Group 4 Falck on the Issuer's board of directors resigned from such positions; and (3) the letter agreement pursuant to which Group 4 Falck had agreed to certain reimbursement obligations with respect to the Issuer's interest in its U.K. joint venture, as well as certain other commercial agreements between one or more of the Reporting Persons and the Issuer, were terminated.

As a result of the consummation of the transactions contemplated by the Share Purchase Agreement, as of the date hereof, none of the Reporting Persons (and, to the best knowledge of the Reporting Persons, none of such entities' respective executive officers or directors) beneficially own any shares of the Common Stock of the Issuer.

(b)  Not applicable.

(c) Except as set forth above with respect to the sale of the Subject Shares to the Issuer, none of the Reporting Persons (and, to the best knowledge of the Reporting Persons, none of such entities' respective executive officers or

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CUSIP No. 929798106                   13D/A                      Page 11 of 12
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directors) have effected any transactions in the Common Stock in the last 60 days.

(d)  Not applicable.

(e) As of the Closing Date, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 7. Material to be Filed as Exhibits

     I. Agreement and Plan of Merger, dated March 8, 2002 by and among The Wackenhut Corporation, Group 4 Falck A/S and Milestone Acquisition Corporation. (Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by The Wackenhut Corporation on March 8, 2002.)

     II. Agreement, dated March 8, 2002 by and among Group 4 Falck A/S, Wackenhut Corrections Corporation and The Wackenhut Corporation. (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Wackenhut Corrections Corporation on March 8, 2002.)

     III. Share Purchase Agreement, dated as of April 30, 2003, by and among Group 4 Falck A/S, Tuhnekcaw, Inc., The Wackenhut Corporation and Wackenhut Corrections Corporation. (Filed with Amendment No. 2 to the Statement on Schedule 13D filed on May 7, 2003 by the Reporting Persons and incorporated herein by reference.)

     IV. Joint Filing Agreement, dated May 6, 2003, by and among Group 4 Falck A/S, Milestone Holding One, Inc., The Wackenhut Corporation and Tuhnekcaw, Inc. (Filed with Amendment No. 2 to the Statement on
          Schedule 13D filed on May 7, 2003 by the Reporting Persons and incorporated herein by reference.)

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CUSIP No. 929798106                   13D/A                      Page 12 of 12
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                                  SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Dated:  July 9, 2003

                                    GROUP 4 FALCK A/S

                                    By:    /s/ Lars Norby Johansen
                                    Name:  Lars Norby Johansen
                                    Title: President and CEO

                                    By:    /s/ Soren Lundsberg-Nielsen
                                    Name:  Soren Lundsberg-Nielsen
                                    Title: Group General Counsel


                                    MILESTONE HOLDING ONE, INC.

                                    By:    /s/ Lars Norby Johansen
                                    Name:  Lars Norby Johansen
                                    Title: President and CEO, Group 4 Falck

                                    By:    /s/ Soren Lundsberg-Nielsen
                                    Name:  Soren Lundsberg-Nielsen
                                    Title: Group General Counsel, Group 4 Falck


                                    THE WACKENHUT CORPORATION

                                    By:     /s/ Lars Norby Johansen
                                    Name:   Lars Norby Johansen
                                    Title:  President and CEO, Group 4 Falck

                                    By:     /s/ Soren Lundsberg-Nielsen
                                    Name:   Soren Lundsberg-Nielsen
                                    Title:  Group General Counsel, Group 4 Falck


                                    TUHNEKCAW, INC.

                                    By:     /s/ Lars Norby Johansen
                                    Name:   Lars Norby Johansen
                                    Title:  President and CEO, Group 4 Falck

                                    By:     /s/ Soren Lundsberg-Nielsen
                                    Name:   Soren Lundsberg-Nielsen
                                    Title:  Group General Counsel, Group 4 Falck